Exhibit 99.50

[Sandstorm Gold Logo]	News Release

Sandstorm Gold Announces US$6 Million Payment to Metanor Resources and Provides Update on the Bachelor Lake Project

Vancouver, British Columbia, September 2, 2011 – Sandstorm Gold Ltd. (“Sandstorm”) (TSX-V: SSL) has remitted the US$6 million final payment to Metanor Resources Inc. (“Metanor”) (TSX-V: MTO) in accordance with the gold purchase agreement announced January 17, 2011. Under the terms of the agreement, Sandstorm is entitled to purchase 20% of the life of mine gold produced from the Bachelor Lake project (“Bachelor Lake”) at a per ounce price equal to the lesser of US$500 and the then prevailing market price of gold.

Development at Bachelor Lake has been advancing as planned, the most recent milestone being the completion of the shaft sinking to 536 feet which included the development of the two shaft stations. Over 90% of the equipment required to complete the 5,000 ton bulk sample is on site and infrastructure is being upgraded for the extraction of the bulk sample. Lateral development and underground infrastructure construction is set to begin shortly.

A 15,000 metre definition diamond drilling campaign is underway at Bachelor Lake and assays from initial drill holes are in the laboratory with results pending. Bachelor Lake is open in all directions including at depth with a deep hole intercept at approximately 3,500 feet.

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a growth focused resource based company that seeks to complete gold purchase agreements with companies that have advanced stage development projects or operating mines. A gold purchase agreement involves Sandstorm making an upfront cash payment to its partners and in exchange, Sandstorm receives the right to purchase a percentage of the gold produced for the life of the mine, at a fixed price per ounce. Sandstorm helps other companies in the resource industry grow their business, while acquiring attractive assets in the process.

Sandstorm is focused on low cost operations with excellent exploration potential and strong management teams. Sandstorm has completed gold purchase agreements with Luna Gold Corp., SilverCrest Mines Inc., Santa Fe Gold Corp., Rambler Metals and

Mining plc, Brigus Gold Corp., Metanor Resources Inc. and Donner Metals Ltd.

For more information visit: http://www.sandstormgold.com.

Cautionary Note Regarding Forward-Looking Information

Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by the forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in Sandstorm’s annual report for the financial year ended December 31, 2010. Although Sandstorm has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Sandstorm does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws. Sandstorm does not provide any representation as to its comparability with other companies in its industry including, but not limited to, Silver Wheaton Corp., Royal Gold, Inc., and Franco-Nevada Corporation.

CONTACT INFORMATION

Sandstorm Gold Ltd.

Nolan Watson, President and Chief Executive Officer

(604) 689-0234

Investor Relations Contact

Denver Harris

(604) 628-1178

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.